Exhibit 99.4

DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
VB n° 6/A

The New York Stock Exchange, Inc. Dennis Dunn Esq. 20 Broad Street New York, NY 1005 USA

Transmitted by facsimile to : 212 656 5893
Number of pages : 1

Paris, 5 January 2004

Re : Notice of Repurchase of Ordinary Shares of Total

Dear Sirs,

Please be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 3,515,000 of its ordinary shares, nominal value 10 euros per share, during the three month period ending December 31th, 2003, through trades executed on the Paris Bourse. Further more, TOTAL S.A. cancelled 30,100,000 of its ordinary shares on November 21th, 2003. Before these operations, TOTAL S.A. held 63,748,984 shares in treasury. In addition, at December 31th, 2003, 25,082,817 shares were held by various subsidiaries. As a result, Total held an aggregate of 37,163,984 of its ordinary shares at a such date.

Very truly yours,

C. PARIS de BOLLARDIERE Treasurer